Conrad C. Lysiak
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

August 17, 2005

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   International Gold Corp.
         Form SB-2 Registration Statement
         File No. 333-123134

Dear Mr. Reynolds:

In response to your letter of comments dated July 19, 2005, please be advised as follows:

Prospectus Summary

  Disclosure has been provided that management will not purchase shares in the offering in order to reach the minimum.

Our Business
  The section has been revised to reflect that the property is recorded in the name of Woodburn Holdings, Ltd., a corporation owned and controlled by Robert Baker.

Risk Factors
  A new risk factor #3 has been added.

  Disclosure has been provided in risk factor #15, formerly #14, addressing the issue of the $8,683.00 loan.

  Supplementally, the company will not do business with any affiliated consultants.

Securities and Exchange Commission
RE:   International Gold Corp.
         Form SB-2 Registration Statement
         File No. 333-123134
August 17, 2005

Procedures for Subscribing
  The name and address of the person to whom a subscription agreement form and check should be submitted has been provided.

Business Background
  Disclosure has been provided that there is a tax advantage for Mr. Baker to use Woodburn Holdings for his personal business.

  The nature of the fees and the potential amount have been provided.

Claims
  The consent of Lloyd Tattersall has been provided as Exhibit 23.3.

Competitive Factors
  The language has been revised. Please note the company does not compete with anyone.

Background of Officers and Directors
  Disclose has been provided that there is no affiliation between Sovereign Gold Corporation and Sovereign Chief Ventures.

Prior Performance
  The information requested in previous comments 17, 18 and 19 have been provided. Please note that each biographical sketch covers at a minimum, the last five years and discloses all entities with whom Ms. MacDonald and Mr. Baker have had any association, including, but not limited to all mining/exploration companies. Further, only one company either Ms. MacDonald and Mr. Baker have been affiliated with (SNRG Corporation, formerly, TexEn Oil & Gas, Inc., formerly Palal Mining Corporation) was involved in an acquisition. The acquisition occurred, however, prior to Mr. Baker's affiliation therewith.

Securities and Exchange Commission
RE:   International Gold Corp.
         Form SB-2 Registration Statement
         File No. 333-123134
August 17, 2005

Principal Stockholders
  The notes to the financial statements have been revised.

General
  The financial statements and disclosures in the registration statement have been updated through June 30, 2005 and a new auditor's consent has been provided.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak